

September 1, 2011

Via E-mail
Hilton H. Howell, Jr.
Vice-Chairman and Chief Executive Officer
Gray Television, Inc.
4370 Peachtree Road, NE
Atlanta, Georgia 30319

> **Re:** **Gray Television, Inc.**
> **Form 10-K for fiscal year ended December 31, 2010**
> **And Documents Incorporated by Reference**
> **Filed March 11, 2011**
> **File No. 001-13796**

Dear Mr. Howell:

We have reviewed your response dated August 30, 2011 and have the following comment. Please comply with the following comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2010

Definitive Proxy Statement filed on Schedule 14A Incorporated by Reference

Executive Compensation, page 21

Compensation Discussion and Analysis, page 21

1. We note your response to comment two in our letter dated August 2, 2011; specifically, your belief that disclosure of the individual performance objectives taken into account when determining the annual incentive compensation awards for your named executive officers would result in competitive harm and may be omitted pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Please provide in your response letter a detailed

explanation of such conclusion. If you believe you have a sufficient basis to keep the information confidential, disclose in future filings how difficult it would be for the executives to achieve the undisclosed performance objectives or goals. Please note that general statements regarding the level of difficulty or ease associated with achieving the goals are not sufficient. In discussing how difficult it will be for an executive to achieve the individual performance goals, provide as much detail as necessary without providing information that would result in competitive harm. For further guidance, please refer to Question 118.04 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm

Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, Jessica Plowgian, Attorney-Adviser, at (202) 551-3367, or me, at (202) 551-3810, with any questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Mark L. Hanson, Esq.
        Jones Day